January 23, 2013

VIA EDGAR AND HAND DELIVERY

Ms. Pamela Long
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Coty Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed October 22, 2012
File No. 333-182420

Dear Ms. Long:

               On behalf of Coty Inc. (the “Company”), this letter responds to your letter, dated November 14, 2012 (the “Comment Letter”), regarding the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), filed on June 29, 2012, as amended by Amendment No. 1 to the Registration Statement filed on October 22, 2012 (“Amendment No. 1”). Each of your comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) from the Comment Letter appearing in bold type. The page references in the Company’s responses are to the revised prospectus included in Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which is being filed today by electronic submission. We will also provide you with marked copies of Amendment No. 2 to expedite your review.

General

1.

We note 2012 Euromonitor sector capsules for the men’s grooming market in Iran from 2007 to 2011 which list market share information for Coty Inc. from Adidas products. We also note that your Form S-1 provides sales and other information for the Middle East and Africa. Iran and Syria, located in the Middle East, and Sudan, located in Africa, are identified by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. We note that your Form S-1 does not provide disclosure about these countries, but on page 20 provides a general discussion of risks related to trade sanctions. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria and Sudan, whether through subsidiaries, affiliates, resellers, distributors, or other direct or indirect arrangements. Your response should describe any products you have provided to Iran, Syria and Sudan, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by their governments.

Answer: In response to the Staff’s comment, the Company has set forth below what it believes are the nature and extent of the Company’s past, current and anticipated contacts with Iran, Syria and Sudan since 2007. The description below is based on an internal investigation conducted by the Company. In response to the Staff’s comment, the Company has also revised the disclosure on pages 21, 22 and 111.

Iran

The Company’s majority-owned subsidiary in the United Arab Emirates, Coty Middle East FZCO (“Coty FZCO”) sold certain of the Company’s fragrance and skin & body care products to Dubai-based regional wholesalers that were then resold to private purchasers in Iran. The Company does not believe that these products constitute sensitive technology or have potential for harmful misuse. These sales occurred in the Company’s 2008, 2009, 2010, 2011 and 2012 fiscal years.

The value and amount of such sales are immaterial compared to the Company’s total sales and operating results, as indicated in the Company’s response to comment 2. The Company has no reason to believe that U.S. persons were involved in facilitating such sales, and, to the Company’s knowledge and belief, all such sales were in compliance with applicable U.S. and foreign laws. The Company has taken action to ensure that, going forward, none of its products will be sold into Iran; and to inform personnel, related parties and distributors of the U.S. export restrictions against Iran and that it is Company policy that such sales are forbidden. The Company supplementally advises the Staff that the Company (i) does not have any employees in Iran; (ii) does not have any subsidiaries or representative offices in Iran; (iii) has not made any investment in Iran; and (iv) does not have any agreements, commercial arrangements or other contracts with the government of Iran or entities controlled by the Iranian government.

Syria

Coty FZCO sold an immaterial amount of the Company’s products into Syria in the 2008, 2009, 2010, 2011 and 2012 fiscal years. These sales were made to three distributors in Syria and the Company does not have ownership or control of these distributors. The Company does not believe that these products constitute sensitive technology or have potential for harmful misuse. The value and amount of such sales are immaterial compared to the Company’s total sales, as indicated in the Company’s response to comment 2. The Company has no reason to believe that any U.S. persons were involved in facilitating such sales, and the products sold to the three Syrian distributors were taken from a general inventory maintained by Coty FZCO in Dubai to supply its territory of 13 countries. The Company has taken corrective action to stop the shipments and to inform personnel, related parties and all regional distributors of the U.S. export restrictions against Syria and that it is Company policy that such sales are forbidden. The Company supplementally advises the Staff that the Company (i) does not have any employees in Syria; (ii) does not have any subsidiaries or representative offices in Syria; (iii) has not made any investment in Syria; and (iv) does not have any agreements, commercial arrangements or other contracts with the government of Syria or entities controlled by the Syrian government.

On December 21, 2012, the Company voluntarily self-disclosed Syrian sales to the U.S. Department of Commerce’s Bureau of Industry and Security’s Office of Export Enforcement, as discussed in the Company’s revised disclosure on pages 22 and 111.

Sudan

The Company is not aware of any product sales into Sudan, or the conduct of any other business in that country. In addition, the Company is not aware of any past, current or anticipated contacts with the government of Sudan or any entity that, to the Company’s knowledge, is controlled by the government of Sudan. The Company has taken preventive measures to inform personnel, related parties and all regional distributors of the U.S. export restrictions against Sudan.

2.

Please discuss the materiality of your contacts with Iran, Syria and Sudan described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria and Sudan.

Answer: The Company believes that the contacts described in its response to comment 1 are immaterial and do not constitute a material investment risk for the Company’s security holders from either a quantitative or a qualitative point of view as set out below. As indicated above, the Company has taken action to strengthen its policies with respect to transactions that may constitute violations of U.S. export restrictions and has informed personnel, related parties and distributors of relevant regulations to prevent any future violations. Notwithstanding the Company’s belief that these contacts are immaterial, the Company has revised the disclosure on pages 21, 22 and 111 in response to the Staff’s comment and intends to continue to provide disclosure in accordance with the applicable rules and regulations of the Securities and Exchange Commission (the “Commission”).

Quantitative Materiality. The approximate amount of associated net sales with respect to the countries in question from fiscal 2010 through fiscal 2012 was extremely small, representing less than 0.2% of the Company’s total consolidated net sales in each of fiscal 2012, 2011 and 2010. On a country by country basis, the approximate value of sales to Iran were $4,297,772 in fiscal 2012, $4,121,771 in fiscal 2011 and $3,867,553 in fiscal 2010, and the approximate value of sales to Syria were $1,855,772 in fiscal 2012, $819,124 in fiscal 2011 and $565,924 in fiscal 2010. The approximate values of sales to Iran and Syria in each of fiscal 2009 and 2008 were similarly immaterial. No sales have been made to Iran or Syria in fiscal 2013. As noted in the Company’s response to comment 1, no sales were made to Sudan. Because the products involved were produced outside of the referenced countries in the ordinary course of the Company’s operations, no incremental assets or liabilities were associated with such sales, other than accounts receivable in the ordinary course with distributors.

Qualitative Materiality. The Company does not believe that sales of globally distributed beauty products in amounts immaterial to the Company’s business could have a potential material adverse impact on the Company’s reputation or share value, or that a reasonable investor would deem this information to be important in making an investment decision. Moreover, the Company has taken prompt and appropriate corrective action and all such sales have ceased and the Company does not intend to make further sales either directly or indirectly into such countries.

In the course of the Company’s internal investigation into Coty FZCO’s compliance with U.S. export control laws, the Company also determined that Coty FZCO may have violated anti-boycott laws by including a legend on invoices confirming that the corresponding goods, manufactured in the United States, were not manufactured in Israel. In January 2013, the Company voluntarily self-disclosed the inclusion of this legend on Coty FZCO’s invoices to the U.S. Department of Commerce’s Bureau of Industry and Security’s Office of Antiboycott Compliance. The Company has taken action to ensure that, going forward, no such legends will be included; and to inform personnel, related parties and all regional distributors of the U.S. anti-boycott laws and the need to remove such legends. The Company has revised the disclosure on page 22 to discuss the potential violations.

Prospectus Summary, page 1

3.	We note your response to comment four of our letter dated July 26, 2012. Please revise your disclosure to state that you are “an emerging leader in beauty” rather than “the emerging leader in beauty.”

Answer: The Company has revised the disclosure on pages 1, 46 and 95 in response to the Staff’s comment.

Summary Consolidated Financial Data, page 11

Non-GAAP Financial Measures, page 12

4.

We note your disclosures that you believe your non-GAAP financial measures help in understanding the ongoing performance of your operations separate from items that you do not consider indicative of your “core operating performance.” Based on the nature of certain items you exclude from your non-GAAP financial measures, including impairments related to brands and businesses that generate revenues, it is not clear to us how or why you do not believe they are part of your “core operating performance.” Please clarify or revise your disclosures.

Answer: In response to the Staff’s comment, the Company has revised its disclosures on pages 12 and 13 to remove all references to “core operating performance”.

Risk Factors, page 18

Risks related to our business, page 18

5.

We note the revisions you made to certain risk factors concerning the Philosophy acquisition and subsequent impairment charges on pages 19, 20, and 23. Please revise the risk factor section to separately present a risk factor that discusses the Philosophy acquisition and subsequent impairment charges. In this regard, please ensure that you more fully discuss the potential that the purchase price of future acquisitions may not be representative of the operations acquired.

Answer: The Company has revised the disclosure on pages 25–26 in response to the Staff’s comment.

Management’s Discussion and Analysis . . . , page 43

6.

We note your response comment 10 of our letter dated July 26, 2012 and appreciate the additional disclosures you have provided. However, it continues to appear to us that your discussion could be further improved. Please revise your disclosures to identify the products and/or brands that experienced declines in revenues. In addition, please further quantify the impact of pricing and product mix where practicable.

Answer: The Company has revised the disclosure on pages 50–52 and 60–62 in response to the Staff’s comment.

7.

Please revise your disclosures in MD&A and in the Business section to more fully discuss the significance of the impairment charges related to your Philosophy assets as well as the underlying factors that changed since the time of the acquisition that caused these charges.

Answer: The Company has revised the disclosure on pages 67 and 104 in response to the Staff’s comment.

Fiscal 2012 as Compared to Fiscal 2011 and Fiscal 2011 as Compared to Fiscal 2010, page 47

Net Revenues by Geographic Regions, page 50

8.	In the last paragraph on page 50, you now reference the successful launch of an “exclusive program” with one of your key customers. To the extent material, please describe this exclusive program.

Answer: The Company has revised the disclosure on pages 61 and 63 in response to the Staff’s comment.

Liquidity and Capital Resources, page 63

Long-Term Debt, page 64

9.

We note your response to comment 13 of our letter dated July 26, 2012, and we reissue the comment. Please revise your disclosure to describe the nature of the costs you were allowed to exclude from certain covenant calculations related to your Note Purchase Agreement. Additionally, please disclose the acquisitions to which these costs relate. For example, are you referring to the acquisition-related costs of $18.7 in connection with the 2011 Acquisitions that you discuss on page 58?

Answer: The Company has revised the disclosure on page 77 in response to the Staff’s comment.

10.

We note your response to comment 14 of our letter dated July 26, 2012. Specifically, we note you state that you refinanced your Credit Agreement such that certain modifications are reflected in the agreement as currently in effect. However, based on your previous disclosure, the financial covenants at issue relate to the Note Purchase Agreement rather than the Credit Agreement. With regard to the Note Purchase Agreement, you disclose that you obtained a waiver to exclude certain transaction and integration related costs from certain covenant calculations through December 31, 2011. Please clarify whether you entered into a subsequent amendment to your Note Purchase Agreement to include the modifications to the financial covenants you obtained in the waiver. Additionally, please disclose when you expect to finish incurring transaction and integration related costs from the specified acquisitions and whether the termination of the incurrence of such costs will affect the financial covenants contained in your Note Purchase Agreement.

Answer: The Company has revised the disclosure on pages 77–78 in response to the Staff’s comment.

Critical Accounting Policies, page 70

Goodwill, page 70

11.

We note that, other than your Prestige- Skin & Body Care reporting unit, your reporting units significantly exceeded their respective carrying values. Please help us better understand what consideration you gave to circumstances that led to the impairment of the TJoy trademark in determining that the goodwill associated with TJoy did not need to be tested for impairment at June 30, 2012. Please revise your disclosure as appropriate.

Answer: The Company respectfully informs the Staff that the TJoy trademark is recorded in the Beauty—Skin & Body Care reporting unit. During the quarter ended March 31, 2012, the Company recorded trademark impairment charges with respect to TJoy. At the time of this trademark impairment, the Company considered whether goodwill at this reporting unit should be tested for impairment. The Company concluded that, although certain events led to the impairment of the TJoy trademark, the Beauty—Skin & Body Care reporting unit also generated cash flows from certain other trademarks that are in excess of 80% of the total projected cash flows of that reporting unit. These other cash flows have significantly exceeded expectations. The cash flows from those trademarks, in addition to the reduction in carrying value at the Beauty—Skin & Body Care reporting unit resulting from the impairment in the TJoy trademark, resulted in an aggregate fair value that was approximately 25% higher than the carrying value for the Beauty—Skin & Body Care reporting unit as of March 31, 2012, and the Company concluded that no impairment was required. As a result of the change in its annual impairment testing date the Company performed another full impairment test of all of its reporting units as of May 1, 2012, which did not indicate significant changes in the excess of the fair value over the carrying value for the Beauty—Skin & Body Care reporting unit. In the absence of triggering events with an impact on that reporting unit after May 1, 2012, the Company concluded that no goodwill impairment test was necessary as of June 30, 2012. The Company has not added additional disclosure, because it has already disclosed on page 85 why the fair value of the reporting unit significantly exceeded the carrying value as of March 31, 2012 and on page 87 that the fair value as of May 1, 2012 significantly exceeded the carrying value. As the Company continues to monitor the performance of its business, the Company also concluded that no triggering events occurred that warranted an impairment analysis as of September 30, 2012.

12.

We note your conclusion that based on the May 1, 2012 and January 1, 2012 annual impairment tests, the fair values of each of your reporting units significantly exceeded their respective carrying values at those dates. We also note that after the completion of the May 1, 2012 impairment test, you reconsidered the projected cash flows within the Prestige-Skin & Body Care reporting unit, due to lower than expected actual net revenues in the last two months of fiscal 2012 and the beginning of fiscal 2013, as well as a delay in anticipated cost savings programs related to Philosophy. In regard to your impairment analyses, please quantify and more fully discuss the material assumptions you used at May 1, 2012, the material assumptions you used at June 30, 2012, the declines in net revenues that occurred during the last two months of fiscal 2012 and the beginning of fiscal 2013, and the anticipated delay in implementing cost savings programs. Please more fully explain each specific factor that resulted in this impairment in such a short time frame. Also, in light of this significant impairment in such a short time frame and due to the fact that total remaining goodwill is material to your financial statements, it appears to us that you should provide additional disclosures regarding the material assumptions underlying your impairment analyses relating to your other reporting units, as well as sensitivity analyses that disclose the potential impact of changes in those assumptions.

Answer: In response to the Staff’s comment, the Company has revised the disclosure on page 85 to clarify that based on the May 1, 2012 and January 1, 2012 annual impairment tests, the fair values of each of the Company’s reporting units significantly exceeded their respective carrying values at those dates, except for the Prestige—Skin & Body Care reporting unit as stated in the Company’s registration statement filed on June 28, 2012 (the “June 28 S-1”). It should be further noted that in the June 28 S-1, the Company provided early warning disclosure that the fair value of the Prestige—Skin & Body Care reporting unit exceeded its carrying value by only 6.0%, based on the Company’s analysis as of March 31, 2012.

The annual impairment test performed as of May 1, 2012 yielded an excess of fair value over carrying value of 8% for the Prestige—Skin & Body Care reporting unit, causing the Company to continue to carefully monitor the results of this reporting unit as significant subsequent declines in performance could result in impairment.

During the period from January through May 2012, this reporting unit was monitored for signs of an impairment, since the excess of the fair value over the carrying value was estimated to be only 6% to 8%. The performance of this reporting unit was mixed during that period, but the negative and positive factors observed were not conclusive to make significant changes to the medium and long-term outlook of this reporting unit. However, information regarding the last two months of fiscal 2012 and the performance during the first three months of fiscal 2013 (which were considered in evaluating the valuation of the reporting unit as of June 30, 2012 since the financial statements were not issued until October 22) showed that sales were consistently and significantly lower than the latest projections used for the May 1, 2012 impairment test. In addition to lower than projected growth across the entire business during those months, a number of events led to the conclusion that prior projections were too optimistic, including:

•	Delay and more modest contribution from new product launches in the U.S. market, due to an innovation plan that was smaller in scope and less successful than expected;
•	Slowdown of brand sales momentum in key retailers; and
•	Delay in the expansion of the Philosophy business into certain international markets in fiscal 2012 due to a longer than expected product registration process in certain countries.

In addition, after evaluating the feasibility and interdependence of various internal projects in late June and July, cost saving initiatives relating to Philosophy’s integration into the Company were delayed. As a result of this and the factors cited above, the Company decided that all significant inputs to the projects had to be revisited.

The accumulating evidence relating to the May through September period demonstrated how challenging it was to improve the performance and expansion of Philosophy. The revised projections that resulted in the impairment reflect the following changes from the projections used for the May 1, 2012 impairment test:

•	A reduction in projected gross margins as a result of the delay in the ability to integrate the production of Philosophy into existing production facilities;
•	Reduction in average revenue growth, resulting from:
○ Difficulties encountered in fiscal 2012 to introduce new products with the level of success and acceptance previously encountered;

○

Delays in the international expansion due to delays in product registration procedures in certain countries. Based on the lower than expected success with product introductions in the US, the Company also significantly reduced the growth rates with respect to the introduction of products in new countries.

○

Significant reduction in forecasted revenue from new distribution channels in which the Company does not have a proven track record of success, such as the expansion of e-commerce and the use of infomercials.

In response to the Staff’s comment, the Company is also supplementally submitting under separate cover confidential data regarding assumptions underlying our impairment analyses. The Company requests confidential treatment of this confidential data pursuant to the provisions of 17 C.F.R. § 200.83. Pursuant to Rule 418(b) of the Securities Act, this confidential data is being provided to the Staff on a supplemental basis only and is not to be deemed filed with or deemed part of the Registration Statement. The Company respectfully requests that the Staff return this confidential data to the Company pursuant to Rule 418(b) upon completion of its review.

The Company continues to closely monitor the performance of this reporting unit after the impairment recognized as of June 30, 2012 and no new triggering events have been identified to date.

The Company has revised the disclosure on page 85 in response to the Staff’s comment to provide more specific information regarding the assumptions used.

Since the fair values of the other four reporting units are significantly in excess of their carrying values by 25%, 36%, 65% and 172%, respectively, and relate to businesses where the Company has significantly more experience, the Company does not believe that a sensitivity analysis for those reporting units would provide useful information to investors. The Company intends to provide early warning disclosures in the future if and when appropriate.

Other Intangible Assets, page 72

13.

We note your response to comment 17 of our letter dated July 26, 2012. Please provide us, and revise your disclosure to include, a more specific and comprehensive discussion regarding how you determined that the Philosophy trademark continues to have an indefinite life. In this regard, please more fully discuss how you considered economic factors such as, but not limited to, demand, competition, the overall product life cycle and new product offerings at both the time of the acquisition and at June 30, 2012.

Answer: As indicated in the Company’s response to comment 17 of the Staff’s letter dated July 26, the Company respectfully informs the Staff that the Company expects that the philosophy brand will continue to provide value to Coty in the foreseeable future, despite current cash flows being lower than those expected at the time of acquisition of the Philosophy business.

The philosophy brand is considered a leading skin care brand in the United States, both at the acquisition date of Philosophy and today. As described in the Company’s revised disclosures on pages 67 and 104, the lower actual cash flows in fiscal 2012 compared to those projected at the time of acquisition were primarily the result of a more modest contribution from new product launches in fiscal 2012 in the U.S. market, due to an innovation plan that was smaller in scope and less successful than expected, and a slowdown of brand sales momentum in key retailers. Furthermore, the expansion of the Philosophy business into certain international markets in fiscal 2012 was delayed due to a longer than expected product registration process in certain countries.

After considering the factors listed below, the Company respectfully informs the Staff it still believes the Philosophy trademark continues to have an indefinite life, and that the brand will continue to contribute to Coty’s business in the foreseeable future for the following reasons:

•	The strength and potential of the philosophy brand was the core reason behind the acquisition of Philosophy and it is the Company’s intent to continue to use and develop the brand.
•

philosophy continues to be a popular skin care brand among U.S. consumers at both the time of acquisition and thereafter, based on the latest market share information available indicating that philosophy is a leading brand in the women’s skin & body care prestige market in the United States.

•

The skin care market is one of the fastest growing segments in the beauty industry with a high level of customer loyalty and growth opportunities in several areas, including anti-aging skin care products that can be served by philosophy.

•	The Company owns the philosophy brand and there are no legal, regulatory, or contractual provisions that may limit its useful life.
•

The Company has taken the necessary steps to expedite the product registration process needed to launch in international markets where the Company believes demand for Philosophy products remains high although product roll-out is anticipated to occur at a slower pace than assumed at the time of acquisition.

•	philosophy’s first quarter revenues for fiscal 2013 exceeded first quarter results for fiscal 2012, although these revenues are building slower than anticipated at the acquisition date.
•	The expansion into new markets has the potential to contribute to an indefinite product life cycle as new customers are attracted to the brand.
•

The Company has invested in research and development that has resulted in new products under the philosophy brand name that the Company believes will be successful and continues to expect investing significant resources in the future.

The Company has enhanced the disclosures on page 87 to disclose the reasons why it believes that the philosophy brand continues to have an indefinite life. If requested, the Company would be pleased to discuss with the Staff specific new planned product launches and international expansion of the Company’s philosophy brand at the Staff’s convenience.

14.

We note your disclosures related to the intangible asset impairment charges that you recorded during the third and fourth quarters of fiscal 2012. In regard to your impairment analyses, please quantify and more fully discuss the material assumptions you used at each date, the reductions in revenues, and the delays in implementing cost savings programs. Also, in light of the significant impairments and due to the fact that total remaining intangible assets are material to your financial statements, it appears to us that you should provide additional disclosures regarding the material assumptions underlying your impairment analyses relating to other material intangible assets, as well as sensitivity analyses that disclose the potential impact of changes in those assumptions.

Answer: The Company has revised its disclosure on page 87 to indicate that the fair value of the remaining trademarks exceeded the respective carrying values by a significant amount. Considering the significant excess of the fair value over the carrying value ranged from 36% to greater than 100% for trade names in other reporting units, the Company does not believe that a sensitivity analysis would provide useful information to investors.

In response to the Staff’s comment, the Company is also supplementally submitting under separate cover confidential data regarding assumptions underlying our impairment analyses. The Company requests confidential treatment of this confidential data pursuant to the provisions of 17 C.F.R. § 200.83. Pursuant to Rule 418(b) of the Securities Act, this confidential data is being provided to the Staff on a supplemental basis only and is not to be deemed filed with or deemed part of the Registration Statement. The Company respectfully requests that the Staff return this confidential data to the Company pursuant to Rule 418(b) upon completion of its review.

The Company intends to provide early warning disclosures in the future if and when appropriate.

Common Stock Valuations, page 77

Fiscal 2012 year-end valuation, page 78

15.

Please discuss how the circumstances that led to your asset impairment charges were considered in your valuation, including why, despite these circumstances, the fair value of your common stock increased from the third quarter of fiscal 2012.

Answer: The Company has revised the disclosure on page 92 in response to the Staff’s comment.

The Company respectfully informs the Staff that the lower projected cash flows, which led to the Company recording an impairment charge, were reflected in the income approach valuation analysis that supports the Company’s stock compensation expense as of June 30, 2012.

The Skin & Body Care segment in which impairment was recorded represented only approximately 16% of the estimated business enterprise value of the Company as of May

1, 2012. The Company’s two largest segments, Color Cosmetics and Fragrances, together comprised approximately 84% of the estimated fair value of the enterprise value of the Company on a discounted cash flow basis as of May 1, 2012 and accounted for approximately 91% of the combined projected EBITDA of the Company in fiscal 2013. The Company’s Color Cosmetics and Fragrances segments continue to experience positive performance, with revenue in the Color Cosmetics segment growing by 14% in fiscal 2012, excluding the effects of the 2011 Acquisitions, and revenue in the Fragrances segment growing by 5% over the same period. As such, the increase in the fair value of the Company’s stock price at June 30, 2012 compared to March 31, 2012 is largely driven by continued strength in the Color Cosmetics and Fragrances segments, which more than offset the lower projected cash flows within the Coty Prestige—Skin & Body Care reporting unit.

Business, page 81

16.	We note your response to comment 23 of our letter dated July 26, 2012. Please provide the information required by Item 101(d)(1)(ii) of Regulation S-K.

Answer: The Company has revised the disclosure on page 95 in response to the Staff’s comment.

Description of Property, page 96

17.	Please include information about your Geneva, Switzerland facility in the table on page 96.

Answer: The Company has revised the table on page 111 to make reference to the Geneva facility.

Executive Compensation, page 105

Compensation Discussion and Analysis, page 105

Elements of Compensation, page 107

18.

We note that with respect to your discussion of annual incentive compensation under the APP and long-term incentive compensation awards, you provide cross-references to the narrative disclosure to the summary compensation table. Please consider whether this information is better placed and more clearly presented in the context of CD&A, as contemplated by Item 402(b) of Regulation S-K, rather than cross-referenced to the narrative disclosure.

Answer: The Company respectfully submits that the discussion of annual incentive compensation under the APP and long-term incentive compensation awards focuses on the Remuneration and Nomination Committee’s methods for encouraging, reinforcing and rewarding the delivery of stockholder value. Accordingly, the Company has focused the discussion on the manner in which the Remuneration and Nomination Committee chooses each element of compensation, the reasons behind those choices and the mechanics of each plan that reflect these choices. The Company believes that the presentation in Amendment No. 1, which has been retained in Amendment No. 2, best presents this focus, with the fiscal 2012 compensation resulting from those plans presented in the narrative disclosure following the Summary Compensation Table.

Long-Term Incentive Compensation Awards, page 117

19.

You state that the total number of awards available for the annual grant in fiscal 2012 was 150% of the target size. Please disclose the total pool size for long-term incentive awards set by the Remuneration and Nomination Committee for fiscal year 2012. Additionally, please disclose the target awards for each NEO.

Answer: The Company has revised the disclosure on page 133 in response to the Staff’s comment.

Director Compensation, page 122

20.	Please explain the $150,000 in fees earned by or paid in cash to Peter Harf. In this regard, we note your statement on page 122 that Mr. Harf was entitled to $75,000 for fiscal 2012.

Answer: The Company has revised the disclosure on page 140 in response to the Staff’s comment.

Consolidated Financial Statements

Note 3. Segment Reporting, page F-16

21.

We note your response to comment 44 of our letter dated July 26, 2012. For the purposes of complying with ASC 280-10-50-40, products should only be combined with others to form a group to the extent that that they are similar. It is unclear to us how you have determined that all of your products within your current groups are, in fact, similar. Please explain further or revise your disclosure as previously requested.

Answer: In response to the Staff’s comment, the Company respectfully submits that the Company considered and followed the disclosure guidance in ASC 280-10-50-40. As expressly permitted, the Company grouped similar products into their respective reportable segments and the revenues reported for these segments represent the combined revenues for these similar products. While ASC 280 does not define “similar products,” the Company relied upon ASC 280-10-50-11, which provides the characteristics of similar operating segments, to determine whether products within each segment are similar, as discussed below.

Fragrances

While products in the Fragrances segment are sold using a wide variety of brands, trade names, bottles, scents, styles and sizes, they all serve a similar purpose for the end consumer. The Company’s Fragrance products are managed as a portfolio where continuous product introductions add new brands and trade names, while other products move towards the end of their product life cycle. All of the Company’s fragrances utilize the same processes, equipment and facilities with respect to innovation and product development, materials procurement, manufacturing, distribution and other supply chain activities, as well as various commercial support and marketing activities. The Company’s resources supporting this segment are managed on a portfolio basis to maximize efficiency and effectiveness, and to adapt quickly to changing market conditions.

The Company’s fragrances are marketed using various trademark rights. In addition, from a marketing perspective, new fragrance innovations are launched using a similar process. Each of the Company’s products are distributed to a diverse group of customers that are difficult to define as a “class” and many of the Company’s products migrate to different customers over their lifecycle. Finally, all fragrance products are subject to similar regulatory requirements.

While page 100 includes a table presenting fragrance products by Designer, Celebrity and Lifestyle, the Company does not believe that the products are dissimilar. In addition, the Company does not currently track revenues or other operating result information by these classifications.

Color Cosmetics

In the Color Cosmetics segment, products are similar in nature, since they share a similar function and purpose, which is to enhance and beautify consumers’ appearance. Color cosmetics includes lip, eye, facial and nail products. Products in this segment share the same approach and infrastructure with respect to innovation and product development, materials procurement, manufacturing, distribution and other supply chain activities. In most instances, the products are part of an integrated marketing and merchandising program, and are sold within mass retail locations to a similar class of customers. Products are presented in a single integrated display at retail locations. In large geographic markets, the Company has a sales organization dedicated to this segment. In addition, the products in this segment are subject to similar product testing and regulatory requirements. The Chief Operating Decision Maker (“CODM”) primarily reviews revenues by brand, each of which feature the products discussed above and does not review other financial information at the product level within each brand, as shown by the information provided in response to comment 22.

The Company also notes that revenues for OPI and DSC are disclosed separately in the MD&A solely to provide investors insight into the effect of the Company’s 2011 acquisitions, until fully comparable year-over-year revenue information is available.

Skin & Body Care

In the Company’s Skin & Body Care segment, product offerings predominantly relate to products applied to the skin for cleansing, moisturizing and protection purposes. The

Company has dedicated resources focused on innovation within this segment. In addition, manufacturing processes and distribution practices are similar. For many customers, products in this segment utilize a combination of permanent or temporary displays and fixtures that improve the consistency and effectiveness of consumer sampling and trial, and often include consultation from a dedicated beauty advisor in selected customer locations. Given the topical application of these products, regulatory requirements within this segment are more extensive than other product segments, but they are similar and vary little by product, even if they vary by jurisdiction. In addition, the CODM does not review any financial information at the product level, as indicated in the materials provided in response to comment 22. The CODM primarily reviews revenues by brand, each of which are used across the products discussed above. The Company also notes that revenues for Philosophy and TJoy are disclosed separately in the MD&A to provide investors insight into the effect of the Company’s 2011 acquisitions, until fully comparable year-over-year revenue information is available.

The Company also respectfully informs the Staff that no product within this segment represents more than 5% of the Company’s consolidated sales. Based on consideration of applicable literature and the augmentation and clarification of the Company’s prior response, the Company respectfully submits that the products within these segments are similar and appropriately grouped.

22.

We note your response to comment 45 of our letter dated July 26, 2012. In order for us to more fully understand your analysis, please provide us with copies of the reports provided to your chief operating decision maker at June 30, 2012. These reports should reflect actual results and be at the lowest level of detail provided to the CODM.

Answer: The Company has provided copies of the requested reports under separate cover pursuant to Rule 83 of the Securities & Exchange Commission’s Rules of Practice.

Note 10. Goodwill and Other Intangible Assets, page F-27

23.

We note your response to comment 49 of our letter dated July 26, 2012 and appreciate the additional information you provided. However, it is still unclear to us how and why you determined that a straight-line amortization method best reflects the pattern in which the economic benefits of your customer relationships are to be used. Please explain further, and revise your disclosure as appropriate.

Answer: The Company respectfully submits that the straight-line method is the most appropriate method to amortize such assets in the absence of another more appropriate method.

ASC 350-30-35-6 states: “A recognized intangible asset shall be amortized over its useful life to the reporting entity unless that life is determined to be indefinite. If an intangible asset has a finite useful life, but the precise length of that life is not known, that intangible asset shall be amortized over the best estimate of its useful life. The method of amortization should reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. If that pattern cannot be reliably determined, a straight-line amortization method shall be used.”

Due to the nature of the asset, the Company does not believe that a pattern can be determined for purposes of amortizing customer relationships that is more reliable or appropriate than the straight-line method. Notwithstanding that the Company’s best estimates were used to determine the economic benefit of cash flows associated with customer relationships for purposes of valuing the asset at acquisition, the Company does not believe that these estimates form a reliable base for amortization of the asset as actual cash flows will differ from projections. However, as noted in the Company’s prior response, the Company did consider the pattern of estimated cash flows in estimating the appropriate period over which to amortize the assets on a straight-line basis. For example, for the Company’s OPI acquisition the Company estimated that the projected customer relationship would generate incremental cash flows over a 14-year period from the acquisition date. The Company examined the schedule of projected discounted cash flows associated with this asset over that 14-year period and noted that approximately 90% of the value of the asset was recovered after 11 years. Based on this analysis the Company determined that a straight-line amortization over 11 years represents the closest approximation to the estimated projected cash flows associated with the asset. The Company believes that straight line-amortization over 11 years is the best reflection of the use of the asset that most closely aligns with the pattern of economic benefits in the absence of a reliable alternative method and believes that it has provided appropriate disclosure regarding the use of the straight-line method.

Recent Sales of Unregistered Securities, page II-2

24.	Please disclose the value of the transactions referenced in notes 5-7 on page II-3. Refer to Item 701(c) of Regulation S-K.

Answer: The Company has revised disclosure on page II-3 in response to the Staff’s comment.

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               If you have any questions regarding the above, please do not hesitate to call me at (212) 351-4034.

Very truly yours,

/s/ Andrew L. Fabens

Andrew L. Fabens

cc:	Patricia Armelin, Securities and Exchange Commission
Jessica Dickerson, Securities and Exchange Commission
Anne McConnell, Securities and Exchange Commission
Jules Kaufman, Coty Inc.
Michael Kaplan, Davis Polk & Wardwell LLP